Exhibit 99.92

Mailing Address: PO BOX 9431 Stn Prov Govt. Victoria BC V8W 9V3 www.corporateonline.gov.bc.ca	Location: 2nd Floor - 940 Blanshard St. Victoria BC 250 356-8626

Notice of Articles BUSINESS CORPORATIONS ACT	CERTIFIED COPY Of a Document filed with the Province of British Columbia Registrar of Companies RON TOWNSHEND September 16, 2008

This Notice of Articles was issued by the Registrar on: September 16, 2008 11:57 AM Pacific Time

Incorporation Number: BC0786375

Recognition Date and Time: Incorporated on March 23, 2007 11:30 AM Pacific Time

NOTICE OF ARTICLES

Name of Company:

SANDSTORM RESOURCES LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:
SUITE 1050, 625 HOWE STREET	SUITE 1050, 625 HOWE STREET
VANCOUVER BC V6C 2T6	VANCOUVER BC V6C 2T6
CANADA	CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:
SUITE 1050, 625 HOWE STREET	SUITE 1050, 625 HOWE STREET
VANCOUVER BC V6C 2T6	VANCOUVER BC V6C 2T6
CANADA	CANADA

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DIRECTOR INFORMATION

Last Name, First Name, Middle Name:

Awram, David

Mailing Address:	Delivery Address:
SUITE 1050, 625 HOWE STREET	SUITE 1050, 625 HOWE STREET
VANCOUVER BC V6C 2T6	VANCOUVER BC V6C 2T6
CANADA	CANADA

Last Name, First Name, Middle Name:

De Witt, David

Mailing Address:	Delivery Address:
SUITE 1050, 625 HOWE STREET	SUITE 1050, 625 HOWE STREET
VANCOUVER BC V6C 2T6	VANCOUVER BC V6C 2T6
CANADA	CANADA

Last Name, First Name, Middle Name:

De Groot, Marcel

Mailing Address:	Delivery Address:
SUITE 1050, 625 HOWE STREET	SUITE 1050, 625 HOWE STREET
VANCOUVER BC V6C 2T6	VANCOUVER BC V6C 2T6
CANADA	CANADA

Last Name, First Name, Middle Name:

WATSON, NOLAN

Mailing Address:	Delivery Address:
SUITE 1050, 625 HOWE STREET	SUITE 1050, 625 HOWE STREET
VANCOUVER BC V6C 2T6	VANCOUVER BC V6C 2T6
CANADA	CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value

Without Special Rights or
Restrictions attached

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